UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 18, 2026

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 18, 2026, Immatics N.V. (the “Company”) issued an interim report for the three- and six-month period ended June 30, 2026, which is attached hereto as Exhibit 99.1, and issued a press release announcing the second quarter 2026 financial results and business update for the Company, which is attached hereto as Exhibit 99.2. In addition, the Company made available an updated investor presentation. A copy of this presentation is attached hereto as Exhibit 99.3.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.2 and Exhibit 99.3 hereto) including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820, 333-280935, 333-288466 and 333-297029) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three- and six-month period ended June 30, 2026.

99.2	Press release dated August 18, 2026.
99.3	Corporate presentation dated August 18, 2026.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: August 18, 2026	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer